                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 _____________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)/1/

                                  Tritel, Inc.
                                  ------------
                                (Name of Issuer)

            Class A Voting Common Stock, par value $0.01 per share
                      and Voting Preference Common Stock
                      ----------------------------------
                         (Title of Class of Securities)

                                   89675X104
                                   ---------
                                 (CUSIP Number)

                               Thomas H. Sullivan
              Executive Vice President and Chief Financial Officer
                               TeleCorp PCS, Inc.
                               1010 N. Glebe Road
                                   Suite 800
                              Arlington, VA 22201
                                 (703) 236-1122
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 28, 2000
                               -----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 pages)


----------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

     Telecorp hereby amends and supplements its Schedule 13D originally filed on March 9, 2000 with respect to Tritel, Inc., as set forth in this amendment.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by the addition of the following exhibit thereto:



         Exhibit      Description
         -------      -----------

         10.2 Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS, Inc., Tritel, Inc. and AT&T Wireless Services, Inc.
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                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             March 17, 2000
                                             --------------
                                             (Date)

                                             /s/ Thomas H. Sullivan
                                             ----------------------
                                             (Signature)

                                             Executive Vice President and Chief
                                             Financial Officer
                                             -----------------
                                             (Name/Title)


     The statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).
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                                 EXHIBIT INDEX


     Exhibit No.        Title
     -----------        -----

     10.2 Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS, Inc., Tritel, Inc. and AT&T Wireless Services, Inc.